Contact

John@nada.co

www.linkedin.com/in/lijohnrgreen (LinkedIn)
nada.co/ (Company)

Top Skills

Mortgage Banking

Leadership

Mortgage Lending

Certifications

American Society of Composer, Authors and Publishers (ASCAP)

Publications

Hacking the System: The Path to Inspiring Grassroots Change

EP: limited release

LP: international release

John R Green

CEO & Co-founder at Nada

Dallas, Texas, United States

Summary

Co-founder & CEO @ Nada.co

Please email media@nada.co for interviews + related

John Green is a co-founder of Nada, where he has served as CEO since its inception. In addition, Mr. Green is a Managing Partner of Cityfunds.

Prior to his role as CEO of Nada, Mr. Green spent 10+ years in the mortgage industry where he led teams for Strategy & Innovation, and Risk & Quality. Prior to his career in financial services, Mr. Green was a professional recording and touring artist where he published two albums.

Mr. Green has been a member of the American Society of Composers, Authors, and Publishers since 2006. Mr. Green is also an active and published member of the Forbes Finance Council.

Experience

Nada Inc.

CEO & Co-founder

October 2018 - Present (5 years 3 months)

Dallas/Fort Worth Area

Unlock your real estate wealth @ nada.co

https://nada.co/

Forbes Finance Council

Forbes Finance Council Member

February 2021 - Present (2 years 11 months)

Vámonos Realty

Strategic Advisor

November 2017 - June 2018 (8 months)

Dallas/Fort Worth Area

Provided support to the Vámonos team in business development, process design and growth strategies.

About:

Vámonos is working to make the real estate process as simple as possible for all of our home buyers.

Pacific Union Financial, LLC

5 years 8 months

Vice President of Strategy

January 2016 - June 2018 (2 years 6 months)

Dallas/Fort Worth Area

Supported all areas of the enterprise from ideation to execution of medium to long-term strategic growth/product release/g2m initiatives.

Director of Internal Controls & Quality

November 2012 - December 2015 (3 years 2 months)

Dallas/Fort Worth Area

Managed the quality control division and the risk & control assessment function for the organization.

JPMorgan Chase & Co.

Supervisor, Quality Control

November 2009 - November 2012 (3 years 1 month)